UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒ Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]

For the fiscal year ended December 31, 2002,

or

☐ Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from to .

COMMISSION FILE NUMBER 0-13875

Lancer Corporation Employee Profit Sharing Plan
(Full title of the plan)

Lancer Corporation 6655 Lancer Boulevard San Antonio, Texas 78219 (210) 310-7000
(Name of Issuer of the securities held pursuant to the plan and address of its principal executive office)

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

INDEX TO FORM 11-K

REQUIRED INFORMATION

Financial Statements

Independent Auditor’s Report

Statements of Net Assets Available for Plan Benefits

Statement of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule

Index to Exhibit

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

Date: June 25, 2003

By:	/s/ MARK L. FREITAS

Name:	Mark L. Freitas

Title:	Chief Financial Officer

INDEPENDENT AUDITOR’S REPORT

To Lancer Corporation Employee Profit Sharing Plan

San Antonio, Texas

We have audited the accompanying statements of net assets available for plan benefits of the Lancer Corporation Employee Profit Sharing Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2002.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of Lancer Corporation Employee Profit Sharing Plan as of December 31, 2002 and 2001, and the changes in its net assets available for plan benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2002, was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes as of December 31, 2002, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental information is the responsibility of the Plan’s management.  The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ THE HANKE GROUP, P.C.

San Antonio, TX
May 28, 2003

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001

ASSETS

INVESTMENTS	$7,283,708	$7,120,521

RECEIVABLES:
Employer’s contribution	224,773	105,221
Participants’ contributions	26,241	21,384

Total receivables	251,014	126,605

TOTAL ASSETS	7,534,722	7,247,126

LIABILITIES

Refundable contributions	—	11,892
Administrative expense payable	8,800	4,432

TOTAL LIABILITIES	8,800	16,324

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$7,525,922	$7,230,802

See notes to financial statements

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

YEAR ENDED DECEMBER 31, 2002

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income:
Net depreciation in fair value of investments	$(550,230)
Dividends and interest	276,535

(273,695)

Contributions:
Employer	502,641
Participants	758,477
Rollovers	3,305

1,264,423

TOTAL ADDITIONS	990,728

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	653,502
Refundable contributions	3,476
Administrative expenses	38,630

TOTAL DEDUCTIONS	695,608

Net Increase	295,120

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
Beginning of year	7,230,802

End of year	$7,525,922

See notes to financial statements

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

1.                                      DESCRIPTION OF PLAN

The following description of the Lancer Corporation (the Plan Sponsor) Employee Profit Sharing Plan (the Plan) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General — The Plan is a defined contribution plan covering all eligible employees, as defined, of the Plan Sponsor.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Contributions — Employer contributions to the Plan consist of matching contributions and discretionary profit sharing contributions made annually at the discretion of the Plan Sponsor’s Board of Directors.  Employer contributions were $502,641 for the year ended December 31, 2002.  Participants are always 100% vested in their voluntary contributions.

Participants who are inactive on the last day of the Plan year will not share in the non-elective employer contribution unless necessary to comply with Code Section 410(b) coverage requirement.

Each year, participants may contribute up to 25 percent of pretax compensation, as defined in the Plan.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers fifteen pooled separate accounts, one insurance company general account and one employer stock account.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and allocations of the Plan Sponsor’s contribution and Plan earnings and charged with an allocation of certain administrative expenses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Forfeitures — Participant forfeitures of non-vested contributions will be applied to administrative expenses incurred by the Plan.  The excess will be used to reduce employer contributions for the year in which the forfeiture occurs.  The amount of forfeitures used to reduce employer contributions for the year ended December 31, 2002, was approximately $1,700.  Unallocated forfeitures at December 31, 2002, were approximately $19,300.

Vesting — Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Plan Sponsor’s contributions is based on years of continuous service.  A participant is 100% vested after six years of credited service (or upon the death or disability of the participant).

Participant Loans — Participants may borrow from $1,000 up to a maximum of $50,000 or 50% of their vested account balance, whichever is less.  The loans are secured by the balance in the participant’s account and bear interest at a fixed rate determined by the Plan Sponsor.

Payment of Benefits — On termination of service, a participant may elect to receive either a lump sum amount equal to the value of the participant’s vested interest in his or her account or annual installments over a ten-year period.

2.                                      SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting — The financial statements of the Plan are prepared using the accrual method of accounting.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of mutual funds are valued at the net asset value of shares held by the Plan.

Purchases and sales of securities are recorded on a trade date basis.  Dividends are recorded on the ex-dividend date.

Payments of Benefits — Benefits are recorded when paid.

Use of Estimates — The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results could differ from those estimates.

3.                                      INVESTMENTS

Investments that represent 5% or more of the Plan’s net assets as of December 31, 2002 and 2001, are:

	2002	2001

Guaranteed Interest Accounts	$1,649,268	$1,559,322
Bond and Mortgage Account	997,426	972,193
Large Cap Stock Index Account	623,517	889,507
Money Market Account	618,162	452,693
Partners Large Capital Blend	430,038	681,507
Participant Loans	415,901	419,717
Small Company Blend Account	389,106	428,507
International Stock Account	—	381,408
Lancer Corporation common stock	411,950	—

During 2002, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $550,230 as follows:

Pooled separate accounts	$(721,770)
Insurance company general account	17
Lancer Corporation common stock	171,523
$(550,230)

4.                                      RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Principal Life Insurance Co.  Principal Life Insurance Co. is the Custodian as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The Plan Sponsor paid approximately $24,000 in professional fees related to the Plan for the year ended December 31, 2002.

5.                                      PLAN TERMINATION

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants would become 100 percent vested in the employer’s contributions.

6.                                      TAX STATUS

The Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated April 8, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).  Although the Plan has been amended and restated since receiving the determination letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

7.                                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Schedule H of Form 5500:

	2002	2001

Net assets available for benefits per the financial statements	$7,525,922	$7,230,802
Amounts accrued for employer contributions	(224,773)	(105,221)
Amounts accrued for participant contributions	(26,241)	(21,384)
Amounts accrued for unpaid administrative expenses	8,800	4,432
Amounts allocated to refundable employee contributions	—	11,892
Net assets available for benefits per Schedule H to the Form 5500	$7,283,708	$7,120,521

The following is a reconciliation of participant contributions from participants per the financial statements for the year ended December 31, 2002 to Schedule H of Form 5500:

Participant contributions per the financial statements	$758,477
Prior year accrued contributions	21,384
Current year accrued contributions	(26,241)
Participant contributions per the Schedule H of the 5500	$753,620

The following is a reconciliation of employer contributions from participants per the financial statements for the year ended December 31, 2002, to Schedule H of Form 5500:

Employer contributions per the financial statements	$502,641
Prior year accrued contributions	105,221
Current year accrued contributions	(224,773)
Employer contributions per the Schedule H of the 5500	$383,089

The following is a reconciliation of administrative expense per the financial statements for the year ended December 31, 2002, to Schedule H of Form 5500:

Administrative expense per the financial statements	$38,630
Prior year accrued expenses	4,432
Current year accrued expenses	(8,800)
Administrative expense per the Schedule H of the 5500	$34,262

SUPPLEMENTAL SCHEDULE

LANCER CORPORATION EMPLOYEE PROFIT SHARING PLAN

EMPLOYER IDENTIFICATION NUMBER:  74-1591073

PLAN NUMBER:  001

DECEMBER 31, 2002

Schedule H, Line 4(i):  Schedule of Assets Held for Investment Purposes at End of Year

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

Principal Life Insurance Company*	Insurance Company General Guaranteed Interest	$1,649,268

Principal Life Insurance Company*	Pooled Separate Accounts Money Market	618,162

Principal Life Insurance Company*	Pooled Separate Accounts Bond and Mortgage	997,426

Principal Life Insurance Company*	Pooled Separate Accounts Government Securities	257,437

Principal Life Insurance Company*	Pooled Separate Accounts American Century Value	18,633

Principal Life Insurance Company*	Pooled Separate Accounts Bond Emphasis Balanced	35,657

Principal Life Insurance Company*	Pooled Separate Accounts Large Cap Stock Index	623,517

Principal Life Insurance Company*	Pooled Separate Accounts Lifetime Strategic Income	7,496

Principal Life Insurance Company*	Pooled Separate Accounts Lifetime 2010	8,657

Principal Life Insurance Company*	Pooled Separate Accounts Lifetime 2020	6,916

Principal Life Insurance Company*	Pooled Separate Accounts Lifetime 2030	1,460

Principal Life Insurance Company*	Pooled Separate Accounts Lifetime 2040	73

Principal Life Insurance Company*	Pooled Separate Accounts Lifetime 2050	3,133

Principal Life Insurance Company*	Pooled Separate Accounts Medium Company Value	128,112

Principal Life Insurance Company*	Pooled Separate Accounts Partners Large-Cap Value	24,860

*       denotes party-in-interest

See accompanying independent auditor’s report

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current Value

Principal Life Insurance Company*	Pooled Separate Accounts Real Estate	$68,507

Principal Life Insurance Company*	Pooled Separate Accounts Stock Emphasis Balanced	48,546

Principal Life Insurance Company*	Pooled Separate Accounts Fidelity Advisor Mid Cap	18,430

Principal Life Insurance Company*	Pooled Separate Accounts Partners Large Capital Blend	430,038

Principal Life Insurance Company*	Pooled Separate Accounts Medium Company Blend	365,095

Principal Life Insurance Company*	Pooled Separate Accounts Partners Small-Cap Value	73,928

Principal Life Insurance Company*	Pooled Separate Accounts Small Company Blend	389,106

Principal Life Insurance Company*	Pooled Separate Accounts Small Company Growth	141,449

Principal Life Insurance Company*	Pooled Separate Accounts International Stock	371,212

Principal Life Insurance Company*	Pooled Separate Accounts International Small Company	37,791

Principal Life Insurance Company*	Pooled Separate Accounts Janus Adv. Cap. Apprec. Acct.	130,948

Lancer Corporation*	Common Stock	411,950

Participant Loans	Various due dates with interest rates ranging from 6.25% to 11.50%	415,901

		$7,283,708

*       denotes party-in-interest

See accompanying independent auditor’s report

EXHIBIT INDEX

Exhibit Number	Title

23.1	Consent of the Hanke Group, P.C.

99.1	Certification of Chief Executive Officer Pursuant To Section 906 of the Sarbanes-Oxley Act Of 2002

99.2	Certification of Chief Financial Officer Pursuant To Section 906 of the Sarbanes-Oxley Act Of 2002